

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2008

Via U.S. Mail

Mr. Todd Larsen
President and Chief Executive Officer
First Corporation
254-16 Midlake Boulevard
Calgary, AB Canada T2X 2X7

> **Re: First Corporation**
> **Amendment No. 1 to Schedule 14C**
> **Filed September 15, 2008**
> **File No. 0-52724**
>
> **Form 10-Q/A-1 for the period ended March 31, 2008**
> **Filed August 25, 2008**

Dear Mr. Larsen:

We have reviewed your response letter dated September 15, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed
September 15, 2008

Summary of the Provisions of the Amended and Restated Articles of Incorporation

1. We note your response to prior comment 2, and we reissue the comment. Please
    explicitly state whether you have any plans, proposals, or arrangements to issue
    the additional authorized common stock in connection with an acquisition or a
    similar financing transaction. If you do not have such plans, so state. Also, we
    did not find the new disclosure your response suggests was included in the
    revised information statement.

Forms 10-Q for the quarterly period ended March 31, 2008

Evaluation of Disclosure Controls and Procedures, page 7

2. We note the statement, "Based on our evaluation, our chief executive officer and
    chief financial officer concluded that our disclosure controls and procedures are
    designed at a reasonable assurance level and were fully effective as of June 30,
    2008." Please revise to correct the period covered by the management's
    effectiveness assessment.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
   filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry

        via Facsimile
        Joseph Emas
        305-531-1274